TASEKO AND INDIGENOUS NATION SIGN FRAMEWORK AGREEMENT

TO START DISCUSSIONS ON YELLOWHEAD PROJECT

May 26, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce it has entered into an Agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project ("Project").

The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Project in accordance with its values, laws, and community aspirations to make an informed decision on the Project.

Russell Hallbauer, CEO of Taseko, commented, "We are pleased to have come to an agreement to move forward with open discussions. Our communication with the leadership over this past year have been good, frank and insightful. We have gained significantly in our understanding of their role as caretakers of the lands and their approach to stewardship and economic opportunity, and we thank them for taking this first important step with us."

"Taseko is confident that a robust environmental assessment of Yellowhead, one which takes into consideration the full array of factors important to indigenous people and communities from Kamloops to Blue River, will result in a favorable regulatory decision. Advancing this project now is especially timely given the economic and human needs of the region and the province. Construction and operation of a long life mine will significantly elevate opportunities for the people of this area for decades into the future," concluded Mr. Hallbauer.

NOTE: Yellowhead has the potential to be one of the largest open pit copper mines in North America. The project is in the Thompson‐Nicola area of British Columbia, approximately 150km north‐east of Kamloops near Vavenby. The project includes a 90,000 tonne-per-day open pit copper mine with a 25-year mine life. The Yellowhead Project increases Taseko's pipeline of global reserves to approximately 15 billion pounds of contained copper. With a significant amount of technical and environmental assessment work already completed, including a 2020 Technical Report, Taseko can advance the project with internal resources and minimal capital expenditures for the next few years.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

For more information on the Yellowhead Project please visit www.tasekomines.com

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•   uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•   uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•   uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•   uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

  our ability to comply with the extensive governmental regulation to which our business is subject;

•   uncertainties related to unexpected judicial or regulatory proceedings;

•   changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•   changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•   the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

•   the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•   the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•   environmental issues and liabilities associated with mining including processing and stock piling ore;

•   labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•   the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

•   our reliance upon key personnel; and

•   uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.